GALIANO GOLD 2025 ANNUAL GENERAL MEETING
INFORMATION

Vancouver, British Columbia, May 9, 2025 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) advises its Annual General Meeting of shareholders ("AGM") will be held virtually on Thursday, June 12, 2025, at 10:00 am PDT. Shareholders who intend to participate in the AGM should refer to the Company's management information circular (the "Proxy Circular") for details regarding how to participate.

The AGM is being held to: (i) receive the audited financial statements of the Company for its fiscal year ended December 31, 2024, and the report of the auditor thereon; (ii) fix the number of directors to be elected at eight; (iii) elect directors of the Company for the ensuing year; (iv) appoint the auditor of the Company for the ensuing year and to authorize the directors to fix the auditor's remuneration; and (v) authorize and approve a non-binding advisory resolution accepting the Company's approach to executive compensation.

The Company has nominated eight nominees for election as directors, being current directors Paul Wright, Judith Mosely, Dawn Moss, Greg Martin, Moira Smith, Navin Dyal, Lauren Roberts and Matt Badylak.

The Company has elected to use the notice-and-access provisions under National Instrument 51-102 - Continuous Disclosure Obligations and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer for the AGM. Materials for the AGM, including the Proxy Circular, have been filed under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and are also available on the Company's website at www.galianogold.com/investors/annual-meeting.

Any shareholder who wishes to receive a paper copy of the Proxy Circular should contact the Company at Suite 1640, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, by telephone: (604) 683-8193, by telephone toll-free: 1-855-246-7341, by fax: (604) 683-8194 or by email: info@galianogold.com. A shareholder may also use the toll-free number noted above to obtain additional information about the notice-and-access provisions.

Contact Information

Krista Muhr

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-239-0446
Email: info@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company operates and manages the Asanko Gold Mine, which is located in Ghana, West Africa. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.